CANWEST MEDIA INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2009 AND 2008
(UNAUDITED)

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020
July 9, 2009

To the Audit Committee of Canwest Global Communications Corp.
In accordance with our engagement letter dated August 16, 2008 we have reviewed the accompanying interim consolidated balance sheet of Canwest Media Inc. (the “Company”) as at May 31, 2009 and the related interim consolidated statements of loss, comprehensive loss, retained earnings (deficit) and cash flows for the three and nine month periods ended May 31, 2009 and 2008.  These interim consolidated financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

The accompanying balance sheet as at August 31, 2008 is a reproduction of the balance sheet from the complete financial statements of the Company, as at August 31, 2008 and for the year then ended, on which we expressed an opinion without reservation in our report dated November 28, 2008.  The fair reproduction of the complete balance sheet is the responsibility of management.  Our responsibility is to report on the balance sheet.  In our opinion, the accompanying balance sheet as at August 31, 2008 is appropriately reproduced

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of Canwest Global Communications Corp. to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Chartered Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF LOSS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008 (Revised note 13)	May 31, 2009	May 31, 2008 (Revised note 13)
Revenue	726,837	846,160	2,243,065	2,405,996
Operating expenses	434,656	435,937	1,259,325	1,242,623
Selling, general and administrative expenses	174,573	228,450	573,407	649,466
Restructuring expenses (note 8)	14,948	4,018	49,242	20,274
Broadcast rights write-downs (note 7)	5,026	-	45,222	-
Retirement plan curtailment expense (note 18)	31,300	-	31,300	-
	66,334	177,755	284,569	493,633
Amortization of intangible assets	1,937	2,191	6,026	6,839
Amortization of property and equipment	25,322	28,975	79,117	81,794
Other amortization	146	50	334	382
Operating income	38,929	146,539	199,092	404,618
Interest expense	(88,396)	(78,546)	(244,592)	(238,387)
Accretion of long-term liabilities	(27,995)	(26,274)	(66,057)	(74,352)
Interest income	804	1,093	1,996	20,763
Interest rate and foreign currency swap losses	(177,461)	(19,842)	(157,491)	(60,772)
Foreign exchange gains	368,253	964	284,891	5,235
Investment gains, losses and write-downs	(82)	(21,912)	(10,148)	(21,997)
Loan impairment (note 17)	(53,432)	-	(53,432)	-
Impairment loss on property and equipment (note 7)	(44)	-	(32,418)	-
Impairment loss on intangible assets (note 7)	-	-	(198,091)	-
Impairment loss on goodwill (note 7)	(246,900)	-	(1,158,339)	-
	(186,324)	2,022	(1,434,589)	35,108
Provision for (recovery of) income taxes (note 9)	(34,684)	16,138	149,564	40,664
Loss before the following	(151,640)	(14,116)	(1,584,153)	(5,556)
Minority interest	(2,599)	(9,242)	4,023	(48,088)
Interest in earnings of equity accounted affiliates (note 5)	455	129	1,010	39,706
Realized currency translation adjustments	(609)	-	(825)	(1,062)
Net loss from continuing operations	(154,393)	(23,229)	(1,579,945)	(15,000)
Loss from sale of discontinued operations (note 13)	(8,950)	-	(8,950)	-
Earnings (loss) from discontinued operations (note 13)	115	(1,169)	(44,201)	(3,875)
Net loss from discontinued operations	(8,835)	(1,169)	(53,151)	(3,875)
Net loss for the period	(163,228)	(24,398)	(1,633,096)	(18,875)

The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)

	As at May 31, 2009	As at August 31, 2008 (Revised note 13)
ASSETS
Current Assets
Cash and cash equivalents	118,244	72,456
Restricted cash (note 6)	46,918	-
Accounts receivable	549,756	552,571
Inventory	8,177	10,710
Investment in broadcast rights	324,433	278,149
Future income taxes	15,607	52,712
Other current assets	39,129	36,382
Assets of discontinued operations (note 13)	-	10,924
	1,102,264	1,013,904
Other investments	8,982	25,518
Investment in broadcast rights	208,913	191,630
Due from parent and affiliated companies (note 17)	-	65,844
Property and equipment	649,985	700,125
Future income taxes	230,573	368,529
Other assets	31,971	38,242
Intangible assets (note 7)	1,479,640	1,691,293
Goodwill (note 7)	1,134,692	2,310,939
Assets of discontinued operations (note 13)	-	83,114
	4,847,020	6,489,138
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 8 and 12)	596,829	521,011
Income taxes payable	21,650	22,629
Broadcast rights payable	134,618	124,751
Deferred revenue	39,789	39,755
Future income taxes	49,338	39,475
Current portion of long-term debt and obligations under capital leases	2,339,337	16,738
Current portion of hedging derivative instruments	20,269	32,737
Current portion of derivative instruments	-	143,821
Liabilities of discontinued operations (note 13)	-	4,683
	3,201,830	945,600
Long-term debt (note 10)	1,359,849	3,461,942
Hedging derivative instruments	83,456	237,786
Derivative instruments	16,004	12,416
Obligations under capital leases	3,950	7,241
Other long-term liabilities	188,534	226,880
Future income taxes	143,137	163,575
Deferred gain	164,727	171,102
Puttable interest in subsidiary (note 11)	604,422	545,394
Minority interest	60,613	78,149
Liabilities of discontinued operations (note 13)	-	3,555
	5,826,522	5,853,640
Going concern (note 1)
Contingencies (note 19)
Subsequent events (note 21)
SHAREHOLDERS’ (DEFICIT) EQUITY
Capital stock	438,838	438,838
Contributed surplus	132,953	132,953

Retained earnings (deficiency)	(1,504,498)	128,598
Accumulated other comprehensive loss (note 14)	(46,795)	(64,891)
	(1,551,293)	63,707
	(979,502)	635,498
	4,847,020	6,489,138
The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Net loss for the period	(163,228)	(24,398)	(1,633,096)	(18,875)
Other comprehensive loss
Unrealized foreign currency translation gains (losses) on net assets of self-sustaining foreign operations	193	589	3,143	(832)
Realized foreign currency translation losses on net assets of self-sustaining foreign operations	609	-	825	1,062
Foreign currency translation adjustment	802	589	3,968	230
Change in fair value of hedging derivative instruments designated as cash flow hedges net of tax of $3.9 and $6.2 million for the three and nine months ended May 31, 2009, respectively (2008 - $4.7 million and $20.3 million, respectively)	9,129	(11,902)	(29,145)	(47,625)
Reclassification of change in fair value of hedging derivative instruments designated as a cash flow hedges realized in net loss for the period net of tax of $12.7 million	43,273	-	43,273	-
	52,402	(11,902)	14,128	(47,625)
Unrealized loss on available-for-sale investment net of tax of nil (2008 – nil)	-	(6,868)	(6,009)	(21,891)
Reclassification of impairment loss on available for sale investments realized in net loss for the period net of tax of nil (2008 – nil)	-	20,388	6,009	20,388
	-	13,520	-	(1,503)
Comprehensive loss for the period	(110,024)	(22,191)	(1,615,000)	(67,773)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Retained earnings (deficit) – beginning of period	(1,341,270)	1,169,893	128,598	1,164,370
Net loss for the period	(163,228)	(24,398)	(1,633,096)	(18,875)
Retained earnings (deficit) – end of period	(1,504,498)	1,145,495	(1,504,498)	1,145,495

The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008 (Revised note 13)	May 31, 2009	May 31, 2008 (Revised note 13)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net loss for the period	(163,228)	(24,398)	(1,633,096)	(18,875)
Net loss from discontinued operations	8,835	1,169	53,151	3,875
Items not affecting cash
Amortization	27,405	31,216	85,477	89,015
Net non-cash interest expense	14,712	7,180	45,328	21,447
Accretion of long-term liabilities	27,995	26,274	66,057	74,352
Future income taxes	(19,187)	3,917	150,648	11,896
Realized foreign currency translation adjustments	609	-	825	1,062
Interest rate and foreign currency swap losses, net of settlements	72,466	18,279	36,475	44,219
Broadcast rights write-downs	5,026	-	45,222	-
Impairment loss on property and equipment, intangible assets and goodwill	246,944	-	1,388,848	-
Loan impairment	53,432	-	53,432	-
Investment gains, losses and write-downs	82	21,912	10,148	21,997
Pension expense in excess of (less than) employer contributions	31,257	(4,932)	24,235	(2,575)
Minority interest	2,599	9,242	(4,023)	48,088
Earnings of equity accounted affiliates	(455)	(129)	(1,010)	(39,706)
Foreign exchange (gains) losses	(365,523)	2,299	(285,549)	(6,965)
Stock based compensation expense (note 15)	960	1,030	2,318	2,557
	(56,071)	93,059	38,486	250,387
Changes in non-cash operating accounts	(91,656)	(67,517)	(202,553)	(204,498)
Cash flows from operating activities of continuing operations	(147,727)	25,542	(164,067)	45,889
Cash flows from operating activities of discontinuing operations	13,894	226	16,725	(2,449)
Cash flows from operating activities	(133,833)	25,768	(147,342)	43,440

INVESTING ACTIVITIES
Other investments	8,584	(90)	8,484	(4,793)
Restricted cash (note 6)	(46,918)	-	(46,918)	-
Hollinger settlement (note 19)	34,000	-	34,000	-
Proceeds from sale of discontinued operations	15,951	-	15,951	-
Payment of acquisition costs	-	(8,444)	-	(35,921)
Cash from equity accounted affiliates	-	-	-	45,595
Proceeds from sale of property and equipment	1,096	76	5,981	104
Purchase of property and equipment	(15,004)	(38,737)	(66,282)	(94,075)
Proceeds from (advances to) parent and affiliated companies	870	77	7,456	(1,142)
Investing activities of discontinued operations	-	(553)	(27)	(934)
	(1,421)	(47,671)	(41,355)	(91,166)

FINANCING ACTIVITIES
Issuance of long-term debt, net of financing costs	98,950	-	98,950	-
Repayment of long-term debt	(1,188)	(2,437)	(6,063)	(6,124)
Advances (repayments) of revolving facilities, net of financing costs	(7,797)	42,570	54,697	57,972
Increase in bank indebtedness	-	(4,515)	-	-
Settlement of hedging derivative instruments	104,827	-	104,827	-
Swap recouponing payments	-	-	5,000	(5,000)
Payments of capital leases	(1,615)	(1,393)	(3,310)	(2,943)
Payment of distributions to minority interest	(7,990)	(900)	(17,621)	(37,579)
	185,187	33,325	236,480	6,326
Foreign exchange gain (loss) on cash denominated in foreign currencies	848	1,077	(1,995)	3,620
Net change in cash and cash equivalents	50,781	12,499	45,788	(37,780)
Cash and cash equivalents – beginning of period	67,463	71,730	72,456	122,009
Cash and cash equivalents – end of period	118,244	84,229	118,244	84,229

The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2009 AND 2008
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

1.      GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP") which assumes that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. There is significant doubt about the appropriateness of the going concern assumption because of the material uncertainties noted below.

The Company’s operating results and cash flows for the three and nine months ended May 31, 2009 reflect the effects of the deterioration in the economy and reduced advertising revenue for its Canadian television, Australian television, Out-of-home and Publishing operations. The outlook for the advertising market remains uncertain and the weakness in the advertising market is likely to continue until the economy improves. The significantly reduced advertising revenue has reduced cash flows from operations and impaired the Company’s liquidity. As at May 31, 2009 current liabilities significantly exceed its current assets. In March 2009, Canwest Media Inc. did not make an interest payment which was due on its 8% senior subordinated notes and is in default under the terms of that indenture. In addition, its subsidiary, Canwest Limited Partnership, is in default under the terms of its senior credit facilities, its senior subordinated credit facility and its senior subordinated notes indenture because it failed to make payments of interest and principal due in May 2009 on its senior credit facility and its related hedging derivative instruments and it failed to satisfy the demand for immediate repayment of its obligations related to the hedging derivative instruments.

The Company has developed restructuring plans to reduce costs and close or sell underperforming operations. In addition, as described under the heading “recapitalization” below, the Company is working to restructure and reduce its debt obligations which is necessary to resolve its liquidity issues and to continue to operate. While management continues to develop and implement strategies there can be no assurance as to the outcome or success of these strategies.

Canwest Media Inc.
Due to the decline in its operating results and the reduction in its cash distributions from its non-guarantor subsidiaries, including Canwest Limited Partnership and Ten Holdings, Canwest Media Inc. failed to make an interest payment on the 8% senior subordinated notes which was due in March 2009 and is in default under the terms of the indenture. Canwest Media Inc. has entered into a forbearance agreement with the members of an ad hoc committee holding a significant majority of the outstanding principal amount of the 8% senior subordinated notes under which they have agreed to not take any action to enforce their rights related to the default until July 17, 2009. In May 2009, Canwest Media Inc. entered into a $75 million revolving credit facility and issued $105 million in 12% notes (note 10) to fund operations and repay the amounts owed under the senior credit facility and the derivative instruments.

Failure to complete an agreement in principle on a recapitalization transaction with the members of the ad hoc committee of the 8% senior subordinated note holders prior to July 17, 2009 or to such later date as may be agreed could result in a demand to immediately repay all Canwest Media Inc. debt. The aggregate carrying value of the Canwest Media Inc. debt as at May 31, 2009 was $954.1 million. Canwest Media Inc. would not have sufficient liquidity to satisfy any such demand.

Recapitalization
The Company is in discussions with various parties, including the 12% noteholders and the members of the ad hoc committee of holders of 8% senior subordinated notes of Canwest Media Inc., regarding the recapitalization of the Company that may involve a cash investment and/or a conversion of certain of its existing debt to equity, to reduce the debt of Canwest Media Inc. The Company believes that a significant reduction in debt is necessary to resolve its liquidity issues and to continue to operate. There can be no assurance that a recapitalization will be completed.

Canwest Limited Partnership
Canwest Limited Partnership was not in compliance with its financial covenants as of May 31, 2009 and failed to make payments of interest and principal that were due in May 2009 on its senior credit facility and the associated hedging derivative instruments. These payments were not made in order to preserve liquidity to fund operations while the Canwest Limited Partnership works to effect a recapitalization transaction. As a consequence, Canwest Limited Partnership does not have the ability to make additional draws on its revolving facility and the senior secured creditors could demand the immediate payment of the amounts outstanding under the facilities. The carrying value of the amounts due under the senior secured credit facilities as at May 31, 2009 was $874.2 million. As a result of the payment default, the hedging derivative instrument counterparties terminated the hedging arrangements and demanded immediate payment of an aggregate of $69 million. Canwest Limited Partnership has not satisfied this demand and does not have adequate liquidity to satisfy this or any other such demand.

The default under the senior secured credit agreement constitutes an event of default under the senior subordinated credit facility and the lenders thereunder could demand immediate repayment of these debts. The default under the senior credit agreement together with the termination of hedging agreements and the demand for immediate payment of an aggregate of $69 million thereunder constitutes a default under the Canwest Limited Partnership 9.25% senior subordinated notes indenture, and if this default is not remedied within the applicable grace period the noteholders could demand immediate repayment of these debts. The aggregate carrying value of amounts outstanding under the senior subordinated credit facility and the senior subordinated notes is $502.5 million. Canwest Limited Partnership would not have adequate liquidity to satisfy a demand for repayment under the senior subordinated credit facility nor the 9.25% senior subordinated notes indenture.

The Canwest Limited Partnership is in discussions with the holders of its senior secured credit facilities and its senior subordinated credit facility regarding its future financing and capital requirements. There can be no assurance as to the outcome or success of these discussions.

Other significant subsidiaries
Certain of the Company’s other subsidiaries have significant debt obligations (see note 10). These obligations are subject to financial covenants that are based on operating results, financing expenses and outstanding debt obligations. Each of these subsidiaries was in compliance with its financial covenants as of May 31, 2009. The ability of these subsidiaries to maintain compliance with their financial covenants in the future is dependent upon various factors, including the advertising markets on which they rely, some of which are outside their control.

The consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. These adjustments may be material.

2.      SIGNIFICANT ACCOUNTING POLICIES

Canwest Media Inc. (“the Company”) is a wholly-owned subsidiary of Canwest Global Communications Corp. (“Canwest”). The Company is an international media company with interests in conventional television, specialty television channels, out-of-home advertising, publishing and websites in Canada and Australia. The Company’s operating segments include television, publishing and out-of-home advertising. The Canadian television segment includes the operations of the Global Television Network, E! Network, TVtropolis and five Canadian specialty television channels. The CW Media television segment includes the operations of CW Investments Co.’s (“CW Media”) 18 Canadian specialty television channels. The Australian television segment includes Ten Network Holdings Limited’s (“Ten Holdings”) Ten Television Network. The Publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post, as well as operation of the canada.com web portal and other web-based operations. The Out-of-home advertising segment includes Eye Corp Pty Limited, an out-of-home advertising operation which is indirectly wholly-owned by Ten Holdings. The Company holds a 57% equity interest in Ten Holdings.

The Company’s television broadcast revenues include advertising revenue from a customer base that is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. In addition, the Company’s specialty television revenue includes subscription revenue which is derived from a variety of sources. Publishing revenue include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenue is seasonal. Revenue and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of the significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation
The interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim consolidated financial statements do not include all of the information and disclosures required for annual consolidated financial statements. The accounting policies used in the preparation of these interim consolidated financial statements are the same as those used in the most recent annual consolidated financial statements except for the accounting changes disclosed in note 3. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

Investment in broadcast rights
In accordance with its accounting policy, the Company amortizes the broadcast rights over their anticipated period of use. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the three and nine months ended May 31, 2009 is not practical to measure.

3.      ACCOUNTING CHANGES

Credit Risk and the Fair Value of Financial Risks and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Risks and Financial Liabilities”. The committee reached a consensus that a company’s credit risk and the credit risk of its counterparties should be considered when determining the fair value of its financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The accounting treatment for this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and financial liabilities measured at fair value in interim and annual financial statements ending on or after January 20, 2009. The adoption of this Abstract did not significantly impact the unaudited interim consolidated financial statements for the three and nine months ended May 31, 2009.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. The Company adopted the new standard effective September 1, 2008.

Inventories
The AcSB issued CICA Handbook Section 3031, “Inventories” which prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company adopted CICA Handbook Section 3031, as of September 1, 2008 on a retroactive basis without prior period restatement. The adoption of this section did not impact the unaudited interim consolidated financial statements for the three and nine months ended May 31, 2009.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at May 31, 2009 is $8.2 million (August 31, 2008 - $10.7 million). As at May 31, 2009, nil inventories are carried at net realizable value (August 31, 2008 – nil).

During the three and nine months ended May 31, 2009, the amount of inventories expensed was $27.9 and $64.8 million, respectively (2008 - $28.5 million, $65.6 million, respectively). The amount of write downs or reversal of write downs for the three and nine months ended May 31, 2009 and 2008 is nil.

Proposed Accounting Changes

Goodwill and Intangible assets
The AcSB issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria for recognition of intangible assets that can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. The Company plans to, and must, apply this new standard effective September 1, 2009. The Company is currently considering the impacts of the adoption of such standard.

Business Combinations
The AcSB issued CICA Handbook Section 1582, "Business Combinations" and entities adopting CICA 1582 will also be required to adopt CICA Handbook Sections 1601, "Consolidated Financial Statements”, and 1602, "Non-Controlling Interests". These sections replace the former CICA Handbook Sections 1581, "Business Combinations" and 1600, "Consolidated Financial Statements" and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 will require additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. CICA 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity. These standards will become effective for business combinations for which the acquisition date is on or after September 1, 2011. The Company is currently considering the impacts of the adoption of such standard.

4.      ACQUISITION AND DIVESTITURES

Acquisition
On August 15, 2007, the Company and Goldman Sachs completed the acquisition of CW Media’s specialty television operations. The acquisition was accounted for using the purchase method. The regulated assets acquired were held in trust from the date of acquisition to December 20, 2007 when conditional approval was received from the Canadian Radio-television and Telecommunications Commission (“CRTC”). The results of operations reflect revenue and expenses of the non-regulated assets since the date of acquisition and the regulated assets from December 21, 2007. The Company’s equity earnings include the net earnings of the regulated assets of the acquired operations from the date of acquisition to December 20, 2007.

The Company has, subject to regulatory approval, committed to combine its Canadian television operations with CW Media’s operations (together the “Combined Operations”) prior to August 2011. In 2011, the Company’s and Goldman Sachs’ economic interest in the Combined Operations will be determined based on a formula which is based on the combined segment operating profit of CW Media and Canwest’s Canadian television operations.

Divestitures
In May 2009, the Company completed the sale of its Turkey radio segment (note 13). The Company recorded a disposition of broadcast licences, other assets, and liabilities of $13.3 million, $14.6 million, and $1.0 million, respectively

In March 2009, the Company completed the sale of The New Republic which was included in the Publishing segment (note 13). The Company recorded a disposition of assets of $0.6 million and liabilities of $2.7 million.

In July 2008, the Company completed the sale of its United Kingdom radio segment (note 13). The Company recorded a disposition of broadcast licences, other assets, and liabilities of $2.0 million, $4.9 million, and $16.5 million, respectively.

5.      INTEREST IN EARNINGS OF EQUITY ACCOUNTED AFFILIATES

Certain operations acquired as part of the purchase of CW Media’s specialty television operations had been placed into trust until the CRTC approval of the change of control of the broadcast licences was obtained on December 20, 2007.

The following sets out condensed financial information for the regulated entities held in trust for the period from September 1, 2007 to December 20, 2007.

Summary condensed statement of earnings
September 1 to December 20, 2007
Revenue	108,767
Operating expenses	64,327
Operating income before amortization	44,440
Amortization	(2,083)
Interest expense, net	(20,007)
Foreign exchange gains	16,163
Recovery for income taxes	5,618
Interest in earnings of equity accounted affiliates	163
Minority interest	(4,904)
Net earnings of regulated entities	39,390

Summary condensed statement of cash flows
September 1 to December 20, 2007
Cash flows – operating activities	28,890
Cash flows – investing activities	(1,521)
Cash flows – financing activities	-
Net change in cash	27,369
Cash – beginning of period	18,226
Cash – end of period	45,595

During the trust period from September 1, 2007 to December 20, 2007, the Company recorded interest income of $16.8 million and a foreign exchange loss of $11.8 million related to advances to the regulated assets held in trust. Net earnings of the regulated entities include interest expense of $16.8 million and a foreign exchange gain of $11.8 million related to the inter-company debt. In addition, the Company recovered corporate costs from the regulated entities held in trust and has recorded cost recoveries in the amount of $4.6 million. The cost recoveries have reduced selling, general and administrative expenses of the Company and are included in operating expenses of the regulated entities. Net earnings of the regulated entities also include agency fees of $8.8 million, which have been recorded as revenue by the Company. Since December 21, 2007, these inter-company balances and transactions are eliminated on consolidation.

6.      RESTRICTED CASH

In May 2009, Canwest Media Inc. deposited cash of $44.4 million to collateralize its letters of credit issued by the Bank of Nova Scotia at 105% of their face value. In addition, Canwest Media Inc. deposited cash of $2.5 million to secure the Bank of Nova Scotia against any unfunded obligations related to its provision of banking and cash management services to Canwest Media Inc. As at May 31, 2009 the restricted cash held in these accounts was $46.9 million.

Subsequent to May 31, 2009, $41.4 million was drawn from the account to fund the call of a letter of credit by the trustees in connection with the termination of certain retirement compensation arrangements (note 18).

7.      GOODWILL, INTANGIBLE ASSETS AND OTHER IMPAIRMENTS

Goodwill
	August 31, 2008 (Revised note 13)	Additions		Impairments	Other		May 31, 2009
Publishing	1,697,405	100	(1)	(1,142,010)	(13,876	)(2)	541,619
CW Media television	476,908	-		-	(1,361	)(3)	475,547
Australian television	32,149	-		-	(1,397	)(4)	30,752
Out-of-home	104,477	-		(16,329)	(1,374	)(4)	86,774
Total(5)	2,310,939	100		(1,158,339)	(18,008)		1,134,692

(1)           Increase related to contingent consideration paid on previous year’s acquisitions.
(2)           Decrease related to the settlement of the Hollinger arbitration (note 19).
(3)           Decrease related to an adjustment to the valuation allowance on tax losses acquired.
(4)           Decrease related to fluctuations in foreign currency translation rates.
(5)           Decrease reflects the classification of the Turkish radio operations as discontinued operations.

Intangible assets
	August 31, 2008 Net Book Value (Revised note 13)	Amortization	Impairments	Other		May 31, 2009 Net Book Value
Circulation, subscribers and other customers relationships	77,635	(4,822)	-	-		72,813
Site licences	34,630	(1,204)	(12,983)	611	(1)	21,054
Broadcast licences	1,131,327	-	(86,000)	(8,147	)(1)	1,037,180
Brands	31,000	-	-	-		31,000
Newspaper mastheads	416,701	-	(99,108)	-		317,593
Total(2)	1,691,293	(6,026)	(198,091)	(7,536)		1,479,640

(1)	Increase/decrease related to fluctuations in foreign currency translation rates.
(2)	Decrease reflects the classification of The New Republic and Turkish radio operations as discontinued operations.

Goodwill and Intangible Assets Impairments
During the three months ended May 31, 2009 the Company recorded impairment charges of $246.9 million for goodwill in its Publishing segment. During the nine months ended May 31, 2009 the Company recorded goodwill impairment charges in its Publishing and Out-of-home segments of $1,142.0 million and $16.3 million, respectively. In addition, the Company has recorded impairment charges of $99.1 million for mastheads in its Publishing segment, $86.0 million for broadcast licences in its Canadian television segment and $13.0 million for site licences in its Out-of-home segment.

The Company is required to test Goodwill at least annually and more frequently if events or circumstances occur that would more likely than not reduce their fair value below carrying value. The Company is required to test indefinite life intangible assets at least annually and more frequently if events or circumstances indicate that intangibles may be impaired. During the periods ended February 28, 2009 and May 31, 2009, events and circumstances changed that would more likely than not reduce the fair value of the Publishing and Out-of Home reporting units carrying amounts. In addition, events and circumstances had changed that more likely than not reduce the fair value of broadcast licences within its Canadian television, mastheads within its Publishing reporting unit and site licences within its Out-of-home reporting unit reporting unit below the carrying amount. The events included a continuing decline in operating results, and lower expectations for advertising revenue growth. During the three months ended May 31, 2009, the economy continued to decline which led to further declines in the operating profits and also lower expectations of advertising revenue growth of the Publishing reporting unit.

The Company’s assumptions are affected by current market conditions which may affect expected revenue, particularly advertising revenue and, to a lesser extent, subscriber revenue. In addition, while the Company continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue, procurement of content and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and intangible assets and the Company would be required to recognize further impairment losses.

The Company has not completed the second phase of the goodwill impairment testing related to the Publishing reporting unit which was identified in the period ended May 31, 2009. This phase requires the Company to notionally fair value all the assets and liabilities associated with the Publishing reporting unit. The goodwill impairment of $1,142.0 million is a preliminary impairment assessment that will be finalized as the required information including the fair value of definite lived intangible assets becomes available. The preliminary goodwill impairment could change and the change could be material.

Other Impairments
The Company has also completed a review of the E! Network and certain operations within Ten Network Holdings Inc. Based on the reduced profitability of these operations it was determined that certain assets were impaired. As a result of this review it was determined that broadcast rights impairment losses should be recorded of $35 million for E! Network and $10 million for Network TEN. In addition, it was determined that property and equipment impairment losses should be recorded of $10 million related to the E! Network and $22 million related to Eye Corp. These impairments impact the Canadian television, Australian television and Out-of-home segments.

8.      RESTRUCTURING EXPENSES

The Company is centralizing certain functions including developing four state of the art broadcast centres to support the production needs of its local television stations and enable the transition to high definition. This initiative is expected to be conducted in three phases. Over the period from September 2007 to December 2009, the Company expects to have a net reduction in its workforce of 256 jobs relating to these changes. To date, the Company has accrued $11.5 million related to the first two phases of which $1.5 million was accrued during the three and nine months ended May 31, 2009, respectively. The total expected costs associated with these initiatives are $11.7 million.

During the nine months ended May 31, 2009, the Company initiated certain cost containment initiatives in its Canadian television segment, including the restructuring of its news operations at the E! Network. These initiatives will result in a workforce reduction of 124 positions. During the three and nine months ended May 31, 2009, the Company recorded a recovery of $0.4 million and an expense of $6.8 million, respectively. The total expected costs associated with these initiatives are $7.5 million.

In fiscal 2008, the Company’s Publishing segment initiated and completed certain changes in its work flow processes which resulted in the centralization of certain functions. The total cost associated with this initiative of $10.7 million was accrued in fiscal 2008.

During the nine months ended May 31, 2009, the Company initiated certain cost containment initiatives in its Publishing segment, which are expected to result in a workforce reduction of 440 positions. These initiatives are expected to be completed by August 31, 2009 with total costs estimated of $28.0 million. During the three and nine months ended May 31, 2009, the Company accrued costs of $2.5 million and $25.4 million, respectively, related to these initiatives.

During the three and nine months ended May 31, 2009 the Publishing segment incurred reorganization costs relating to future financing and capital requirements of $0.8 million.

In connection with the acquisition of CW Media’s operations in August 2007, the Company accrued termination benefits of $18.6 million. This accrual was set up as part of the purchase equation related to the acquisition of CW Media and was reduced by payments made during the period to August 31, 2007 of $3.3 million. During the nine months ended May 31, 2009, the Company initiated certain initiatives in its CW Media television segment, which will result in a workforce reduction of 36 positions. These initiatives are expected to be completed by August 31, 2009 with total employee termination costs estimated of $1.1 million. During the three and nine months ended May 31, 2009, the Company recorded a recovery of $0.2 million and an expense of $0.9 million, respectively, related to these initiatives.

The Company has expensed and paid $13.7 million related to the cost of pursuing the recapitalization transactions (note 1).

The restructuring liability, which consists of termination benefits, is summarized by operating segment as follows:

	Publishing	Canadian television	CW Media television		Other	Total
Balance – August 31, 2007	-	-	15,277	(1)	-	15,277
Accrued during the period	10,708	10,007	1,013	(1)	-	21,728
Payments made during the period	(8,332)	(3,919)	(15,351)		-	(27,602)
Balance – August 31, 2008	2,376	6,088	939		-	9,403
Accrued during the period	26,241	8,330	940		13,731	49,242
Payments made during the period	(21,364)	(10,169)	(1,668)		(13,731)	(46,932)
Balance – end of period	7,253	4,249	211		-	11,713

(1) The accrual for CW Media in fiscal 2007 was made in connection with the acquisition of CW Media and accordingly was recorded in the purchase equation.

9.      INCOME TAXES

The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008 (Revised note 13)	May 31, 2009	May 31, 2008 (Revised note 13)
Income taxes at combined Canadian statutory rate of 31.08% (2008 – 32.38%)	(57,909)	655	(445,870)	11,368
Non-taxable portion of capital (gains) losses	(16,712)	4,088	(2,608)	2,111
Increase (decrease) in valuation allowance on future tax assets	(23,638)	2,866	197,432	3,181
Effect of foreign income tax rates differing from Canadian income tax rates	286	(1,674)	709	(6,320)
Change in expected future tax rates	(315)	571	3,405	(704)
Non-deductible accretion expense	7,948	7,592	18,346	22,764
Non-deductible expenses	1,348	2,746	3,118	6,175
Partnership net earnings allocated to minority interests	(494)	(501)	(1,601)	(1,070)
Effect of uncertain tax positions	(19,909)	(1,616)	(16,102)	304
Effect of partnership earnings from equity accounted affiliates	-	-	-	1,332
Effect of goodwill and intangible asset impairments	77,258	-	394,587	-
Other	(2,547)	1,411	(1,852)	1,523
Provision for (recovery of) income taxes	(34,684)	16,138	149,564	40,664

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.
As described in note 1, Canwest Media Inc. violated certain financial covenants on its senior secured revolving credit facility and, in March 2009, defaulted on its senior subordinated notes. This has resulted in significant unfavourable evidence about Canwest Media Inc.’s ability to more likely than not realize the benefits associated with its future tax assets. The Company has recognized a valuation allowance of $173.2 million related to future tax assets.

10.    LONG-TERM DEBT

	Maturity (fiscal year)	Principal Outstanding May 31, 2009 (millions)	As at May 31, 2009	As at August 31, 2008
Canwest Media Inc.:
Secured revolving credit facility(1)	2009	$16	16,121	-
Secured notes (net of debt issuance costs of $6 million)(2)	2010	US$94	96,792	-
Senior secured revolving credit facility(3)	2011	-	-	-
Senior subordinated notes (net of debt issuance costs of $2 million (August 31, 2008 - $11 million))(4)	2012	US$761	841,209	828,755
Canwest Limited Partnership(5):
Senior secured credit facilities - revolver	2012	$116	116,000	96,000
Senior secured credit facilities - credit C (net of debt issuance costs of $2 million (August 31, 2008 -$3 million))	2012	$265	262,526	262,028
Senior secured credit facilities - credit D (net of debt issuance costs of $4 million (August 31, 2008 - $5 million))	2014	US$458	495,631	483,999
Senior subordinated unsecured credit facility (net of debt issuance costs of $1 million (August 31, 2008 -$1 million))	2015	$75	74,214	74,152
Senior subordinated unsecured notes (net of debt issuance costs of $8 million (August 31, 2008 -$9 million))	2015	US$400	428,314	415,766
CW Media Holdings Inc.:
Senior secured revolving credit facility	2013	-	-	8,000
Senior secured credit facility (net of debt issuance costs of $12 million (August 31, 2008 - $13 million))(6)	2015	US$440	467,960	457,688
Senior unsecured notes including accrued interest (net of debt issuance costs of $8 million (August 31, 2008 -$9 million))	2015	US$338	361,215	329,630
Ten Network Holdings Limited:
Bank loan revolver	2011	$A305	267,150	250,195
Senior unsecured notes	2013	US$125	137,013	132,322
Senior unsecured notes	2016	$A150	131,385	136,470
			3,695,530	3,475,005
Less portion due within one year			(2,335,681)	(13,063)
Long-term portion			1,359,849	3,461,942

The terms and conditions of the long-term debt are the same as disclosed in the August 31, 2008 audited consolidated financial statements, except as disclosed below.

(1)
Canwest Media Inc. entered into a revolving $75 million secured credit facility bearing interest at the greater of prime rate and 2.25% plus an applicable margin. The capacity available under the facility is calculated based upon the value of certain assets that secure the facility including accounts receivable and property and equipment, capped at $75 million. As at May 31, 2009 there was an additional $49 million available under the facility net of letters of credit. The facility matures on July 17, 2009. Under certain circumstances, the lenders may extend the maturity date by up to twelve months. The facility is secured by all current and future assets of Canwest Media Inc., its wholly owned Canadian television operations and the National Post and by a second charge on the shares held in Ten Network Holdings Limited but excludes the collateral accounts held by the Bank of Nova Scotia. The facility is guaranteed by the Company, Canwest Media Inc. and substantially all of the wholly owned subsidiaries of Canwest Media Inc., excluding the Canwest Limited Partnership and its subsidiaries. All deposits of Canwest Media Inc. and its wholly owned Canadian television operations and the National Post are applied against amounts outstanding under the revolving facility daily. The facility is subject to a number of affirmative and negative covenants.

(2)
Canwest Media Inc. issued $105 million (US$94 million) of notes and received cash of $100 million (US$89 million). The notes bear interest at 12% and mature on November 21, 2009. Under certain circumstances the holders may extend this maturity by up to three months. The notes are secured by a first charge against the shares held in Ten Network Holdings Limited and a second charge on all assets that secure the secured revolving credit facility of Canwest Media Inc. as described in (1).The notes are guaranteed by the Company, Canwest Media Inc. and substantially all of the wholly owned subsidiaries of Canwest Media Inc excluding the Canwest Limited Partnership. The note purchase agreement includes a number of affirmative and negative covenants including milestone conditions under which the Company must, by July 17, 2009, have completed an agreement in principal and, by July 31, must have completed a definitive agreement with members of the ad hoc committee of 8% note holders related to the restructuring of the Company.

(3)	The amounts due under the senior credit facilities were fully repaid using the cash and the proceeds from the new financings.
(4)
Canwest Media Inc. is in default under the terms of its senior subordinated notes indenture as a result of not making an interest payment that was due in March 2009 and are classified as a current liability. Canwest Media Inc. and an ad hoc committee of holders of the senior subordinated note holders, representing a significant majority of the aggregate principal amount of the notes, agreed to a forbearance agreement and a series of extensions under which the note holders will not exercise their rights to demand payment thereby allowing sufficient time for a recapitalization of the Company that is satisfactory to all of its stakeholders including the holders of the senior subordinated notes. The forbearance agreement expires on July 17, 2009. However there are no assurances that the forbearance agreement will continue to be extended. On termination of the hedging derivative instrument the Company began amortizing the basis adjustment included in long-term debt using an effective interest rate of 5.8%. The Company has changed its estimate of expected future cash flows and corresponding amortized cost carrying value related to the notes which resulted in a recovery to interest expense of $53 million.

(5)
Canwest Limited Partnership was not in compliance with its financial covenants as of May 31, 2009 and failed to make payments of interest and principal that were due in May 2009 on its senior credit facility and the associated hedging derivative instruments. These payments were not made in order to preserve liquidity to fund operations while the Canwest Limited Partnership works to effect a recapitalization transaction. As a consequence, Canwest Limited Partnership does not have the ability to make additional draws on its revolving facility and the senior secured creditors could demand the immediate payment of the amounts outstanding under the facilities. As a result of the payment default the derivative instrument counterparties terminated the hedging arrangements and demanded immediate payment of an aggregate of $69 million. Canwest Limited Partnership has not satisfied this demand and does not have adequate liquidity to satisfy this or any other such demand.

The default under the senior secured credit agreement constitutes an event of default under the senior subordinated credit facility and the lenders thereunder could demand immediate repayment of these debts. The default under the senior credit agreement together with the termination of hedging agreements and the demand for immediate payment of an aggregate of $69 million thereunder constitutes a default under the Canwest Limited Partnership 9.25% senior subordinated notes indenture, and if this default is not remedied within the applicable grace period the noteholders could demand immediate repayment of these debts. Canwest Limited Partnership would not have adequate liquidity to satisfy a demand for repayment under the senior subordinated credit facility nor the senior subordinated notes indenture. The senior secured credit facilities, the senior subordinated credit facility and the senior subordinated notes are classified as current liabilities.

(6)
The foreign currency and interest rate swap relating to the Senior secured credit facility is secured by substantially all the assets of CW Media and, subject to certain limitations by each of its existing and each subsequently acquired or organized wholly-owned subsidiary.

During the nine months ended May 31, 2009, the Company received recouponing payments of $5 million on its hedging derivative instruments and nil on derivative instruments (2007 – paid $5 million and $13 million, respectively).

During the nine months ended May 31, 2009, credit ratings of certain of the Company’s counterparties to the foreign currency and interest rate swaps were downgraded. The Company does not expect the counterparties to fail to meet their obligations as the counterparties are rated at or greater than A.

11.    PUTTABLE INTEREST IN A SUBSIDIARY

The puttable interest in subsidiary will accrete to the estimated amount to settle the liability through charges to earnings which are recorded as Accretion of long-term liabilities. During the nine months ended May 31, 2009, the puttable interest liability was re-measured, based on management’s expectations of the amount required to settle the put options which represented a decrease compared to prior year’s estimates. The estimated future cash flows are discounted at 19.4%, the original effective interest rate. The present value of the effect was to decrease the accretion expense by nil and $18.3 million for the three and nine months then ended, respectively.

12.    FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS RISK MANAGEMENT

The financial instruments and financial instrument risk management are the same as disclosed in the August 31, 2008 audited consolidated financial statements, except as disclosed below.

(a) Financial Instruments

Hedging Derivative Instruments

In March 2009, Canwest Media Inc. agreed with its swap counterparties to settle the fair value hedging derivative instrument related to its senior subordinated notes and received cash proceeds of $105 million.

On May 29, 2009, as a result of the failure to pay amounts due under the hedging derivative instruments, the Canwest Limited Partnership was in default of the terms of the hedging derivative instruments and the counterparties terminated the hedging arrangements and demanded payment of the Canwest Limited Partnership’s net obligations under those arrangements in the aggregate amount of $68.9 million. The Limited Partnership has not satisfied the demand for payment and has recorded this obligation at its amortized cost in accounts payable and accrued liabilities accruing interest at the counterparty’s cost of funds plus a margin. The liability is secured by substantially all the assets of the Canwest Limited Partnership.

As a result of the termination of the hedging derivative instruments the Company recorded interest rate and foreign currency swap losses of $182.5 million and a foreign exchange gain on the related long term-debt of $296.2 in the three and nine months ended May 31, 2009.

Derivative Instruments

In March 2009, Canwest Media Inc. settled $37.9 million of the derivative instruments and settled the remaining obligation of $67.1 million in May 2009.

(b) Financial Instruments Risk Management

(i) Foreign Currency Risk

During the three months ended May 31, 2009, due to the settlement and termination of certain hedging derivative instruments, the Company is exposed to foreign currency risk arising from US dollar denominated debt. As at May 31, 2009, the Company and its subsidiaries hold interest rate and foreign currency swaps with a notional value of US $564.7 million, representing approximately 21.6% of its US dollar denominated debt. As at May 31, 2009, if the Canadian dollar had weakened or strengthened by 1% against the US dollar with all other variables held constant, after tax net earnings (loss) for the nine months ended would have been the same and after tax other comprehensive income (loss) would have been $3.7 million higher or lower.

The Company has exposure on US dollar denominated debt of $2,051.4 million. As at May 31, 2009, if the Canadian dollar had weakened or strengthened by 1% against the US dollar with all other variables held constant, after tax net earnings (loss) for the nine months ended would have been $19.4 million higher or lower, respectively, as a result of foreign exchange gains (losses) on translation of US dollar denominated debt.

(ii) Interest Rate Risk

The Company’s interest rate risk arises from borrowings issued at variable rates which expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. During the three months ended May 31, 2009, the Company settled and terminated certain derivative instruments, exposing the Company to cash flow and fair value interest rate risk.

As at May 31, 2009, if interest rates on long-term debt had been 25 basis points higher or lower with all other variables held constant, after tax net earnings (loss) for the nine months ended would have been $0.5 million higher or lower, respectively, as a result of higher or lower interest expense on long-term debt, including the effect of the foreign currency and interest rate swap.

As at May 31, 2009, assuming all other variables are held constant, a 25 basis point parallel shift in the Canadian and US fixed yield curve would have resulted in a $6.7 million change in the fair value of the swap and no change in the fair value of the long-term debt. The impact on after tax net earnings (loss) would have been nil and the impact on other comprehensive income (loss) for the nine months ended would have been $4.8 million, as a result of changes in the fair value of the swap. The change in the fair value of the debt does not have an impact on net earnings (loss) and other comprehensive income (loss) as the debt is accounted for as an other financial liability at amortized cost.

(iii) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities and contractual obligations. The Company manages its liquidity risk using cash on hand and by preparing weekly rolling cash flow forecasts, monitoring the value of assets used as security in financing arrangements and by deferring or eliminating discretionary spending. The Canwest Limited Partnership did not make principal and interest payments due in May 2009 to preserve cash (note 1).

As described in note 1, certain long term debt is in default which results in these debts being due on demand. If the long term debt is demanded, the Company would not be able to satisfy these obligations. As a result, $2.4 billion of long term debt is due in less than a year. Also, the Company has restrictions on the availability of certain of the revolving facilities (note 1 and 10).

13.    DISCONTINUED OPERATIONS

In May, 2009, the Company completed the sale of its Turkish radio stations. The Company had previously concluded that the expectations for this asset were not consistent with the Company’s long-term growth strategy. The results of this operation were classified as a discontinued operation in the consolidated statements of loss, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Turkish radio stations were reported within the Turkey radio segment. During, the nine months ended May 31, 2009 the Company recorded goodwill and broadcast license impairment charges of $11.7 million and $40.8 million respectively. The classification of the Turkey radio stations as a discontinued operation increased earnings from continuing operations by less than $1 million and $41 million for the three and nine months ended May 31, 2009 (for the three and nine months ended May 31, 2008 – increased earnings $1 million and $3 million, respectively). Cash flows from operating activities of continuing operations decreased by $14 and $16 million for the three and nine months ended May 31, 2009 (for the three and nine months ended May 31, 2008 – $1 million and $4 million, respectively).

In February 2009, the Company completed the sale of The New Republic. The Company had previously concluded that the expectations for this asset were not consistent with the Company’s long-term growth strategy. The results of this operation were classified as a discontinued operation in the consolidated statements of loss, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of The New Republic were reported within the Publishing segment. During, the nine months ended May 31, 2009 the Company recorded a masthead impairment charge of $2.0 million. The classification of The New Republic as a discontinued operation increased earnings from continuing operations by nil and $3 million for the three and nine months ended May 31, 2009 (for the three and nine months ended May 31, 2008 – less than $1 million and $2 million, respectively). Cash flows from operating activities of continuing operations increased by less than $1 million and $1 million for the three and nine months ended May 31, 2009 (for the three and nine months ended May 31, 2008 – $1 million and $2 million, respectively).

In July 2008, the Company reached an agreement to sell its United Kingdom radio stations as the Company concluded that the expectations for these assets were not consistent with the Company’s long-term growth strategy. The Company recorded a loss of $7 million on the sale of these stations. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of loss, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the United Kingdom radio stations were reported within the United Kingdom radio segment. The classification of the United Kingdom radio stations as a discontinued operation increased earnings from continuing operations by $2 million and $5 million for the three and nine months ended May 31, 2008, respectively. Cash flows from operating activities of continuing operations increased by $ 2 million and $5 million for the three and nine months ended May 31, 2008, respectively.

The loss from discontinued operations is summarized as follows:

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Revenue	1,574	5,636	8,883	15,414

Gain (loss) from discontinued operations before tax	155	(822)	(55,032)	(3,024)
Income tax expense (recovery)	40	347	(10,831)	851
Loss from discontinued operations	115	(1,169)	(44,201)	(4,674)

The carrying value of net assets related to discontinued operations are as follows:

	May 31, 2009	August 31, 2008
Current assets	-	10,924
Goodwill	-	13,622
Non-current assets	-	69,492
Current liabilities	-	(4,683)
Long-term debt	-	-
Other long-term liabilities	-	(3,555)
Net assets	-	85,800

14.    ACCUMULATED OTHER COMPREHENSIVE LOSS

	Foreign currency translation adjustment	Available for sale investments	Hedging derivative instruments designated as cash flow hedges	Total
Balance – August 31, 2008	(3,032)	-	(61,859)	(64,891)
Other comprehensive income	3,968	-	14,128	18,096
Balance – May 31, 2009	936	-	(47,731)	(46,795)

The Company sold the available for sale investment in March 2009 and as a result has recorded a loss in the nine months ended May 31, 2009 of $7.3 million.

The unrealized loss on foreign currency interest rate swaps that will be reclassified to interest expense over the next twelve months is approximately $14.4 million, net of tax of $5.9 million.

During the three and nine months ended May 31, 2009, $79.6 million foreign exchange losses and $227.4 million foreign exchange gains, respectively (2008 – $11.4 million gains and $82.4 million losses, respectively) were reclassified to the net earnings (loss) from accumulated other comprehensive loss, representing foreign exchange gains and losses on the notional amounts of the cash flow hedging derivatives. These amounts were offset by foreign exchange gains and losses recognized on the related U.S. dollar denominated long-term debt. During the three and nine months ended May 31, 2009, nil (2008 – nil) was recorded in net earnings (loss) which represented hedge ineffectiveness associated with cash flow hedging instruments.

During the three and nine months ended May 31, 2009, the Company reclassified $3.3 million and $16.5 million, respectively (2008 – $6.7 million and $4.4 million, respectively) from accumulated other comprehensive loss to net earnings (loss). This amount has been recorded as a charge to interest expense and represents the effect of the hedging derivative instruments on the Company’s interest expense.

During the three and nine months ended May 31, 2009, the Company reclassified $56.0 million from accumulated other comprehensive loss to interest expense in the statement of loss, representing the amounts deferred on certain Canwest Media Inc. and Canwest Limited Partnership derivatives that no longer qualify as cash flow hedges because the derivatives have been terminated and the anticipated cash flows are no longer expected to occur.

15.    STOCK BASED COMPENSATION

Share Compensation Plans
The Company utilizes share compensation plans in order to provide employees of the Company and its subsidiaries the opportunity to participate in the growth and development of the Company. The shares referred to are the shares of the Company’s parent, Canwest.

Stock Option Plan
The Regular Options vest over a four year period and expire seven years after issuance. The Market Threshold Options vest on achievement of both four years service and a pre-defined price hurdle of closing prices during their seven year term. The exercise price represents the market trading price on the date on which the options were granted.

On November 18, 2008, Canwest granted 601,300 Regular Options and 355,700 Market Threshold Options to employees. All of these options expire on November 18, 2015 and were granted at an average exercise price of $0.76 per option. On November 6, 2007, Canwest granted 528,900 Regular Options and 353,300 Market Threshold Options to employees. All of these options expire on November 6, 2014 and were granted at an average exercise price of $7.50 per option. The fair value of both the Regular Options and Market Threshold Options granted was estimated using a binomial option pricing model with the assumptions of dividend yield of nil (2007 – nil), an expected volatility of 47% (2007 - 28%), risk free interest rates of 3.1% (2007 - 4.2%) and an expected life of five years (2007 - six years). The total fair value of the Regular Options issued was $0.2 million (2007 - $1.4 million), an average of $0.34 (2007 - $2.61) per option. The total fair value of the Market Threshold Options was $0.1 million (2007 - $0.9 million), an average of $0.33 (2007 - $2.44) per option.

The Company recorded compensation expense for the nine months ended May 31, 2009 of $0.4 million (2008 -$0.3 million) related to the Stock Option Plan.

Restricted Share Unit Plan
Eligible participants receive grants of Restricted Share Units (“RSU”), under the RSU Plan, which are settled by the issuance of an equivalent number of shares for nil consideration at the end of the three year term if the attainment of specified performance goals as determined by the Board have been met. Additional RSU’s are granted if Canwest declared dividends prior to the settlement date.

On November 16, 2008, Canwest granted 330,700 restricted share units under the RSU Plan. On November 6, 2007, Canwest granted 305,200 restricted share units under the RSU Plan. The fair value at the time of issuance was $0.76 (2008 - $7.50) per RSU.

The Company recorded compensation expense for the nine months ended May 31, 2009 of $0.5 million (2008 -$0.4 million) related to the Restricted Share Unit Plan.

Deferred Share Unit Plan
The Company’s parent, Canwest, utilizes a Deferred Share Unit Plan (“DSU”) as a component of its compensation plan for Directors. Under the DSU Plan, directors may elect to receive their compensation in cash, DSUs or a combination thereof. DSUs are issued at the market trading price of Canwest’s subordinate voting shares on the grant date. DSUs vest immediately and are only redeemable after the participant ceases to be a director. DSUs are redeemable for cash based on the value of Canwest’s subordinate voting shares at the redemption date.

Compensation expense related to the DSU Plan was a recovery of $0.6 million for the nine months ended May 31, 2009 (2008 – $0.3 million).

Discontinued Share Compensation Plan
On November 6, 2007, Canwest made a final grant of options under the Discontinued Share Compensation Plan. The options under the Discontinued Share Compensation Plan vest over 5 years and expire in ten years. The Company has recorded compensation expense for the nine months ended May 31, 2009 of $1.4 million (2008 – $1.9 million) related to the Discontinued Share Compensation Plan.

For the nine months ended May 31, 2009, the Company recorded total compensation expense of $1.7 million (2008 - $2.2 million), with a corresponding credit to Due from affiliated companies related to all its share-based compensation plans.

16.    OTHER LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plans for eligible Canadian television and CW Media employees, the Broadcast Share Appreciation Rights Plan (“Broadcast SAR Plan”) and the Broadcast RSU Plan.

Broadcast SAR Plan
Eligible participants receive grants of Broadcast SARs which entitle them to participate in the growth in the notional share value of the broadcast operations. Regular share appreciation rights (“Regular SARs”) vest at a rate of 25% per year. Performance threshold share appreciation rights (“Performance Threshold SARs”) vest at a rate of 25% per year if certain EBITDA growth rates, as set by the Board, are met. At the grant date the recipients can opt to have the SARs settled at each vesting date or at the end of the four year term.

On November 16, 2008, the Company issued 66,900 regular SARs and 17,600 Performance Threshold SARs. On November 6, 2007, the Company issued 76,000 regular SARs and 17,600 Performance Threshold SARs. At the time of issuance, the pride of the Broadcast SARs was $12.76 (2007 -$10.00) per SAR.

In January 2008, the Company approved an issuance of 565,472 Special Performance SARs. At the time of issuance, the notional value was $10.00 per Special Performance SAR. These SARs vest 50% in 2011 and 50% in 2012 if certain EBITDA growth rates are met.

Broadcast RSU Plan
Eligible participants receive grants of Broadcast RSUs which are settled at the end of a three year term provided that specified performance goals or other factors as determined by the Board have been met. The vested RSUs are settled through a cash payment equal to the notional share value at the end of the most recently completed quarter prior to the settlement date times the number of RSUs held.

On November 16, 2008, the Company issued 37,200 Broadcast RSUs. On November 6, 2007, the Company issued 46,000 Broadcast RSUs. The value of the RSUs at the time of issuance was $12.76 (2007 -$10.00) per RSU.

For the nine months ended May 31, 2009, the Company recorded a nominal expense and a financial liability related to these plans.

17.    RELATED PARTY TRANSACTIONS

	May 31, 2009	August 31, 2008
Due from parent, Canwest - non-interest bearing	53,432	65,844
Provision for loan impairment(1)	(53,432)	-
Due from various affiliated companies:
Canwest Entertainment Inc. - non-interest bearing	60,888	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,360	360,360
Provision for loan impairment(2)	(421,248)	(421,248)
Due from parent and affiliated companies	-	65,844
These advances have no fixed repayment terms.

(1) During the quarter ended May 31, 2009, the Company determined that Canwest, its parent company did not have the resources to repay the Intercompany advance from the Company and accordingly, the Company recorded a provision for loan impairment of $53.4 million against these loans.

(2) The Company has loans due from Fireworks Entertainment Inc. and its parent, Canwest Entertainment Inc., companies controlled by Canwest in the amount of $421.2 million (2007 – $421.2 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, Canwest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

The company made operating lease payments of $0.5 million and $1.2 million to Canwest and affiliated companies during the three and nine months ended May 31, 2009 (2008 - $0.8 million and $2.4 million) which are included in selling, general and administrative expenses. The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018, respectively. In addition, during the nine months ended May 31, 2009, the Company has included nil (2008 - $0.3 million) of building development expenses payable to this company.

All related party transactions have been recorded at the exchange amounts, which are representative of market rates.

18.    PENSION, POST RETIREMENT AND POST EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, post retirement and post employment benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary.

Information regarding the components of net periodic benefit cost for the Company’s defined benefit plans is presented below:

	Pension benefits For the three months ended		Post retirement/ employment benefits For the three months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Current service cost	4,399	4,226	590	456
Accrued interest on benefits	7,964	7,661	878	727
Expected return on plan assets	(7,250)	(7,821)	-	-
Amortization of transitional obligation	109	108	75	75
Amortization of past service costs	355	355	169	34
Amortization of net actuarial loss (gain)	430	28	(175)	(28)
Curtailment expense	31,300	-	-	-
Changes in valuation allowance	(9)	(10)	-	-
Total pension and post retirement/employment benefit expense	37,298	4,547	1,537	1,264

	Pension benefits For the nine months ended		Post retirement/ employment benefits For the nine months ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Current service cost	13,196	14,113	1,769	1,367
Accrued interest on benefits	23,891	22,982	2,635	2,180
Expected return on plan assets	(21,751)	(22,334)	-	-
Amortization of transitional obligation	329	325	227	227
Amortization of past service costs	1,064	1,064	508	102
Amortization of net actuarial loss (gain)	1,291	1,674	(526)	(84)
Curtailment expense	31,300	-	-	-
Changes in valuation allowance	(26)	(31)	-	-
Total pension and post retirement/employment benefit expense	49,294	17,793	4,613	3,792

In May 2009, the Company terminated a retirement compensation arrangement. As a result, the Company recorded a curtailment expense of $31.3 million. The obligations under this arrangement of $41.4 million were secured by a letter of credit which was redeemed by the trustee in June 2009. The obligations under the plan as at May 2009 will be settled using the proceeds of this letter of credit and no further benefits will accrue under this plan.

19.    COMMITMENT AND CONTINGENCIES

Commitment

(a)
In May 2009, the Canada television segment entered into commitments by renewing program purchase agreements and entering into new program purchase agreements. Management estimates that these new commitments will result in future annual broadcast rights expenditures of approximately $367 million for 2010 and a total of $615 million over the next five years.

Contingencies

(b)
Arbitration related to amounts owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its acquisition of certain newspaper assets from Hollinger have been settled. During the nine months ended May 31, 2009, the arbitrator awarded the Company a net settlement of $50.7 million plus interest and costs. The Company and Hollinger negotiated a settlement of $34 million. The Company applied $20.1 million against receivables from Hollinger and $13.9 million against the Publishing segment goodwill.

(c)
In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by Canwest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $425 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defence, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(d)
The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not currently determinable.

(e)
The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

20.    SEGMENT INFORMATION

The Company operates primarily within the publishing, television and out-of-home advertising industries in Canada and Australia. Segment information has been retroactively revised to reflect the Company’s current reportable segment structure due to the sale of the United Kingdom and Turkey radio segments and The New Republic.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment revenue as if the revenue was to third parties.

Segment information and a reconciliation from segment operating profit to earnings (loss) before income taxes are presented below:

	Revenue(1) (2) For the three months ended		Segment operating profit For the three months ended		Revenue(1) (2) For the nine months ended		Segment operating profit For the nine months ended
	May 31, 2009	May 31, 2008 (Revised note 13)	May 31, 2009	May 31, 2008 (Revised note 13)	May 31, 2009	May 31, 2008 (Revised note 13)	May 31, 2009	May 31, 2008 (Revised note 13)
Operating Segments
Publishing(4)	268,643	332,992	45,789	79,050	861,347	999,341	152,073	241,850
Television
Canada(3,4)	174,755	182,658	20,938	38,633	520,960	543,946	52,395	63,701
CW Media	101,144	98,542	53,043	37,488	294,702	279,439	129,156	101,491
	275,899	281,200	73,981	76,121	815,662	823,385	181,551	165,192
Australia	150,733	194,134	4,964	34,747	464,678	575,122	98,696	173,353
Total television	426,632	475,334	78,945	110,868	1,280,340	1,398,507	280,247	338,545

Out-of-home	31,786	40,750	(1,269)	1,124	102,780	122,107	(1,267)	5,972
Intersegment revenue	(224)	(2,916)	-	-	(1,402)	(5,192)	-	-
Corporate and other	-	-	(5,857)	(9,269)	-	-	(20,720)	(28,020)
	726,837	846,160	117,608	181,773	2,243,065	2,514,763	410,333	558,347
Restructuring expenses	-	-	(14,948)	(4,018)	-	-	(49,242)	(20,274)
Broadcast rights write-down	-	-	(5,026)	-	-	-	(45,222)	-
Retirement plan curtailment expense	-	-	(31,300)	-	-	-	(31,300)	-
	726,837	846,160	66,334	177,755	2,243,065	2,514,763	284,569	538,073
Elimination of equity accounted affiliates(5)	-	-	-	-	-	(108,767)	-	(44,440)
	726,837	846,160	66,334	177,755	2,243,065	2,405,996	284,569	493,633

Amortization of intangibles			1,937	2,191			6,026	6,839
Amortization of property and equipment			25,322	28,975			79,117	81,794
Other amortization			146	50			334	382
Operating income			38,929	146,539			199,092	404,618
Interest expense			(88,396)	(78,546)			(244,592)	(238,387)
Accretion of long-term liabilities			(27,995)	(26,274)			(66,057)	(74,352)
Interest income			804	1,093			1,996	20,763
Interest rate and foreign currency swap losses			(177,461)	(19,842)			(157,491)	(60,772)
Foreign exchange gains			368,253	964			284,891	5,235
Loan impairment			(53,432)	-			(53,432)	-
Investment gains, losses and write-downs			(82)	(21,912)			(10,148)	(21,997)
Impairment loss on property and equipment			(44)	-			(32,418)	-
Impairment loss on goodwill			-	-			(198,091)	-
Impairment loss on intangible assets			(246,900)	-			(1,158,339)	-
Earnings (loss) before income taxes and other items			(186,324)	2,022			(1,434,589)	35,108

(1)
Represents revenue from third parties. In addition, the following segments recorded intercompany revenue: Canadian television – $0.5 million (2008 – $4.0 million), Publishing – $0.9 million (2008 – $1.2 million).

(2)
Revenue consist of advertising revenue of $604 million and $1,894 million for the three and nine months ended May 31, 2009, respectively (2008 – $725 million and $2,115 million, respectively) and circulation and subscriber revenue of $117 million and $349 million for the three and nine months ended May 31, 2009, respectively (2008 – $114 million and $291 million, respectively).

(3)
Revenue in the nine months ended May 31, 2009 includes $5.1 million of retransmission fees related to prior years. The Company has determined this adjustment is not material to the recorded results and accordingly the adjustment has been included in net earnings (loss).

(4)
Operating expenses for the nine months ended May 31, 2009 includes a reduction of $6.2 million and $1.4 million for employee health and insurance benefits related to prior years for the Publishing and Television – Canada operating segments, respectively. The Company has determined these adjustments are not material to the recorded results and accordingly the adjustments have been included in net earnings (loss).

(5)	Elimination of the Company’s equity interest in regulated entities of CW Media.

21.    SUBSEQUENT EVENTS

Subsequent to May 31, 2009 the Company reached an agreement to sell two of its E! Network television stations, CHCH-TV in Hamilton and CJNT-TV in Montreal for nominal proceeds. The sale is contingent on receiving CRTC approval of the transfer of control and securing a renewal of the CHCH’s collective bargaining agreement that includes certain changes that will impact employee pension and benefits.